

## Entity Profile Information

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | SWAP DEALER REGISTERED | 08/15/2023 |
| | NFA MEMBER APPROVED | 05/02/2013 |
| | EXEMPT FOREIGN FIRM APPROVED | 07/17/1989 |

## Status History Information

| Status | Effective Date |
|---|---|
| SWAP DEALER REGISTERED | 08/15/2023 |
| NFA MEMBER APPROVED | 05/02/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| SWAP DEALER PENDING | 12/19/2012 |
| NFA MEMBER PENDING | 12/19/2012 |
| EXEMPT FOREIGN FIRM APPROVED | 07/17/1989 |

## Outstanding Requirements

Annual Due Date: 6/1/2024

**No information available.**

## Disciplined Employee Summary

## Exempt Foreign Firm Information

| NFA ID | Agent Name | Start Date | End Date |
|---|---|---|---|
| 0002170 | HSBC SECURITIES USA INC | 7/16/2013 | |
| 0234336 | SAMUEL MONTAGU INC | 1/1/1991 | 12/8/1995 |

| NFA ID | Regulator Name | Start Date | End Date |
|---|---|---|---|
| 0316743 | FINANCIAL CONDUCT AUTHORITY | 7/17/1989 | |

| NFA ID | Doing Business With | Start Date | End Date |
|---|---|---|---|
| 0527468 | DE RIVA ASIA LIMITED | 2/24/2020 | 3/10/2020 |
| 0303496 | SOCIETE GENERALE | 7/20/2011 | |
| 0411526 | MAKO FINANCIAL MARKETS PARTNERSHIP LLP | 9/10/2009 | |

| Exemption Category | Exemption Type | Statement Date |
|---|---|---|
| FUTURES COMMISSION MERCHANT | 30.10 | 6/30/1997 |



## Business Information

| | |
|---|---|
| Name | **HSBC BANK PLC** |
| Form of Organization | **CORPORATION** |
| Country | **UNITED KINGDOM** |
| Federal EIN | **365684514** |

### Business Address

| | |
|---|---|
| Street Address 1 | **HSBC BANK PLC** |
| Street Address 2 | **8 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5HQ** |
| Country | **UNITED KINGDOM** |
| Phone Number | **+ 44 (0) 207 9916302** |
| Fax Number | **N/A** |
| Email | **Not provided** |
| Website/URL | **HTTP://WWW.HSBCNET.COM/** |
| CRD/IARD ID | **Not provided** |



## Exempt Foreign Firm Contact Information

Viewed on March 28, 2025

NFA ID 0209445 HSBC BANK PLC

### Exempt Foreign Firm Contact Address

| | |
|---|---|
| First Name | **MICHAEL** |
| Last Name | **WEISS** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **8 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5HQ** |
| Country | **UNITED KINGDOM** |
| Phone | **00442079914153** |
| Email | **MICHAEL.C.WEISS@HSBC.COM** |



## Other Names

**HSBC FUTURES DIV OF MIDLAND BANK PLC**

**ALIAS**


**MIDLAND MONTAGU FUTURES**

**ALIAS**



## Location of Business Records

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

| | |
|---|---|
| Street Address 1 | **HSBC BANK PLC** |
| Street Address 2 | **8 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5HQ** |
| Country | **UNITED KINGDOM** |



## U.S. Address for the Production of Business Records

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

**Office of NFA located in New York, NY**



# Principal Information

### Individual Information

| | |
|---|---|
| NFA ID | **0577045** |
| Name | **BRANCH, SONYA JUDITH** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-13-2026** |

| | |
|---|---|
| NFA ID | **0552449** |
| Name | **CHUNG, HAIDEE HOILIM** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **11-02-2022** |

| | |
|---|---|
| NFA ID | **0551704** |
| Name | **CLACKSON, PATRICK ANDREW** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-17-2022** |

| | |
|---|---|
| NFA ID | **0577312** |
| Name | **DE JONG, MICHIEL GERRIT JAN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-27-2026** |

| | |
|---|---|
| NFA ID | **0537214** |
| Name | **ELLIS, JULIET ANN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-02-2021** |

| NFA ID | **0449211** |
|---|---|
| Name | **GEORGE, PATRICK** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-21-2025** |

| NFA ID | **0568677** |
|---|---|
| Name | **GODBEHERE, ANN FRANCES** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-03-2025** |

| NFA ID | **0575228** |
|---|---|
| Name | **GOH, EULEEN YIU KIANG** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-16-2025** |

| NFA ID | **0555384** |
|---|---|
| Name | **GURNEY, KATHRYN LESLIE** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-30-2023** |

| NFA ID | **0570007** |
|---|---|
| Name | **HANNIGAN, DEIRDRE** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-20-2025** |

| NFA ID | **0525756** |
|---|---|
| Name | **MAHTANI, KAVITA** |
| TItle(s) | **DIRECTOR**<br>**CHIEF FINANCIAL OFFICER** |
| 10% or More Interest | **No** |

| | |
|---|---|
| Status | **APPROVED** |
| Effective Date | **11-13-2023** |

| | |
|---|---|
| NFA ID | **0425858** |
| Name | **MURRAY, EILEEN K** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-31-2026** |

| | |
|---|---|
| NFA ID | **0454192** |
| Name | **ODONALD, LEWIS JOHN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-24-2023** |

| | |
|---|---|
| NFA ID | **0570561** |
| Name | **RICE, DAVID ADAM** |
| TItle(s) | **CHIEF OPERATING OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-21-2025** |

| | |
|---|---|
| NFA ID | **0525742** |
| Name | **ROBERTS, MICHAEL MURRAY** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **01-24-2025** |

| | |
|---|---|
| NFA ID | **0514848** |
| Name | **STRUTZ, ERIC WOLFGANG** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **09-05-2018** |

| | |
|---|---|
| NFA ID | **0485862** |
| Name | **WEISS, MICHAEL CARL** |
| TItle(s) | **CHIEF COMPLIANCE OFFICER** |

| | |
|---|---|
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **11-03-2021** |

| | |
|---|---|
| NFA ID | **0514853** |
| Name | **WRIGHT, ANDREW MERLAY** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **09-06-2018** |

**Holding Company Information**

| | |
|---|---|
| NFA ID | **0453422** |
| Full Name | **HSBC HOLDINGS PLC** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **12-29-2012** |



## Non-U.S. Regulator Information

Viewed on May 29, 2025

NFA ID 0209445 HSBC BANK PLC

### List of Non-U.S. Regulator(s) During The Past 5 Years

| Country | Regulator Name |
|---|---|
| UNITED KINGDOM | PRUDENTIAL REGULATION AUTHORITY (PRA) |
| UNITED KINGDOM | FINANCIAL CONDUCT AUTHORITY (FCA) |
| ISRAEL | BANK OF ISRAEL |
| LUXEMBOURG | COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER |
| ITALY | COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA (CONSOB) |
| JERSEY ISLAND | JERSEY FINANCIAL SERVICES COMMISSION |
| HONG KONG | HONG KONG MONETARY AUTHORITY |
| SOUTH AFRICA | FINANCIAL SECTOR CONDUCT AUTHORITY |
| FINLAND | FINANCIAL SUPERVISION AUTHORITY |
| DENMARK | DANISH FINANCIAL SUPERVISORY AUTHORITY |
| AUSTRALIA | AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC) |
| BELGIUM | FINANCIAL SERVICES AND MARKETS AUTHORITY |
| FRANCE | AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTION (ACPR) |
| HONG KONG | SECURITIES & FUTURES COMMISSION |
| ISRAEL | ISRAEL SECURITIES AUTHORITY |
| ISRAEL | THE TEL AVIV STOCK EXCHANGE LTD |
| NETHERLANDS | THE DUTCH AUTHORITY FOR THE FINANCIAL MARKETS |
| SOUTH AFRICA | SOUTH AFRICAN RESERVE BANK |
| SOUTH AFRICA | JOHANNESBURG STOCK EXCHANGE |
| CANADA | ALBERTA SECURITIES COMMISSION |
| CANADA | AUTORITÉ DES MARCHÉS FINANCIERS (AMF QUEBEC) |
| CANADA | BRITISH COLUMBIA SECURITIES COMMISSION |

| | |
|---|---|
| CANADA | MANITOBA SECURITIES COMMISSION |
| CANADA | ONTARIO SECURITIES COMMISSION |
| CANADA | FINANCIAL AND CONSUMER SERVICES COMMISSION (NEW BRUNSWICK) |
| CANADA | OFFICE OF THE SUPERINTENDENT OF SECURITIES NEWFOUNDLAND AND LABRADOR |
| CANADA | OFFICE OF THE SUPERINTENDENT OF SECURITIES (NORTHWEST TERRITORIES) |
| CANADA | OFFICE OF THE SUPERINTENDENT OF SECURITIES (NUNAVUT) |
| CANADA | PRINCE EDWARD ISLAND OFFICE OF THE SUPERINTENDENT OF SECURITIES |
| CANADA | FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN |
| CANADA | YUKON SUPERINTENDENT OF SECURITIES |
| CANADA | NOVA SCOTIA SECURITIES COMMISSION |



## Agent Information

### Current Agent

| Agent ID | Agent Name | Start Date |
|---|---|---|
| 0002170 | HSBC SECURITIES USA INC | 7/16/2013 |

### Agent History

| Agent ID | Agent Name | Start Date | End Date |
|---|---|---|---|
| 0234336 | SAMUEL MONTAGU INC | 1/1/1991 | 12/8/1995 |



# Doing Business With

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

### Doing Business With - Current

| NFA ID | Name | Start Date |
| --- | --- | --- |
| No Information Available | | |

### Doing Business With - History

| NFA ID | Name | Start Date | End Date |
| --- | --- | --- | --- |
| No Information Available | | | |



## Disciplinary Information - Criminal Disclosures

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

**THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:**

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

**THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.**

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A


Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

**No**

Question B


Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

**No**

Question C


Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

**No**

# Disciplinary Information - Criminal Disclosure Matter Summary

**NFA ID** [0209445]  🔍   HSBC BANK PLC

> To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.
>
> To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.
>
> For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

**➕ Add DMP**

## Current Criminal Disclosure Matter Summary (2 DMPs)

Show [100] entries                                                Search: [          ]

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 14281 | 02/20/2018 | U.S. V HSBC HOLDINGS PLC, CASE NO. 1:18-CR-00030-LDH (EDNY 2018) | | | | |
| | 14278 | 09/05/2017 | DEFERRED PROSECUTION AGREEMENT AND RELATED SETTLEMENT AGREEMENTS INVOLVING HSBC HOLDINGS PLC, 12/02 | | | | |

## ❓ Archived Criminal Disclosure Matter Summary  ⌃

> There are currently no archived DMPs.



## Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

**No**

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

**Yes**

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

**No**

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

**No**

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

**No**

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

**No**



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## Disciplinary Information - Regulatory Disclosure Matter Summary

**NFA ID**    0209445        HSBC BANK PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

 Add DMP

## Current Regulatory Disclosure Matter Summary (25 DMPs)

100 entries per page

Search:

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| E | 21245 | 01/08/2026 | PARQUET NATIONAL FINANCIER (FRANCE) 21 351 000 065 | FINAL | 1/2026 | | |
| E | 17963 | 12/17/2021 | EUROPEAN COMMISSION AT_40135 | FINAL | 12/2021 | | |
| | 14275 | 10/17/2017 | FEDERAL RESERVE BOARD CEASE AND DESIST ORDER, OCT. 2017. | | | | |
| | 14260 | 09/05/2017 | SOUTH AFRICA COMPETITION TRIBUNAL, CC CASE NO. 2015APR0147 | | | | |
| | 14261 | 09/05/2017 | BRAZIL CADE ADMINISTRATIVE PROCEEDING 08700.004633/2015-04 | | | | |
| | 14276 | 05/17/2017 | EURIBOR EC INFRINGEMENT DECISION 7 DECEMBER 2016 | | | | |
| | 14258 | 12/24/2014 | NOVEMBER 2014, FCA FINAL NOTICE 114216 | | | | |
| | 14262 | 06/06/2014 | HUNGARIAN FINANCIAL SERVICES AUTHORITY - APRIL 2011 | | | | |
| | 14259 | 06/06/2014 | HELLENIC DATA PROTECTION AUTHORITY 2013 | | | | |
| | 14274 | 06/06/2014 | HMRC FINE | | | | |
| | 14277 | 05/23/2014 | EURIBOR EC STATEMENT OF OBJECTIONS 20 MAY 2014 | | | | |
| | 14279 | 05/29/2013 | 2002 SPANISH MONEY LAUNDERING AUTHORITY | | | | |
| | 14280 | 01/14/2013 | ASSUMPTION IN FORM COMPLETION | | | | |
| | 14273 | 12/19/2012 | ASSUMPTIONS | | | | |
| | 14270 | 12/19/2012 | BANK OF GREECE SANCTIONS | | | | |

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 14269 | 12/19/2012 | HUNGARIAN FSA (HFSA) REGULATORY FINE | | | | |
| | 14272 | 12/19/2012 | NHFA LIMITED - SALES OF LONG TERM PRODUCTS TO THE ELDERLY | | | | |
| | 14263 | 12/19/2012 | OMX HELSINKI AND OSLO BORS TRADE REPORTING | | | | |
| | 14264 | 12/19/2012 | REGULATOR INVESTIGATIONS INTO THE SETTING OF LONDON INTER BANK OFFERED RATES AND EUROPEAN INTER BANK | | | | |
| | 14271 | 12/19/2012 | SPANISH MONEY LAUNDERING AUTHORITY (SEPBLAC) SANCTION FOR MONEY LAUNDERING BREACHES | | | | |
| | 14266 | 12/19/2012 | UK AUTHORITY INVESTIGATIONS INTO PAYMENT PROTECTION INSURANCE (PPI) | | | | |
| | 14267 | 12/19/2012 | UK FSA CONSULTATION ON ARCH CRU REDRESS SCHEME | | | | |
| | 14268 | 12/19/2012 | UK FSA INVESTIGATIONS INTO INTEREST RATE DERIVATIVE SALES | | | | |
| | 14265 | 12/19/2012 | UK FSA TRANSACTION REPORTING | | | | |
| | 14283 | 12/19/2012 | VIRT-X TRADE AND TRANSACTION REPORTING | | | | |

❓ **Archived Regulatory Disclosure Matter Summary (3 DMPs)**  ⌄



## Disciplinary Information - Financial Disclosures

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

**Yes**

## Disciplinary Information - Financial Disclosure Matter Summary

**NFA ID**  0209445  🔍  HSBC BANK PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

### Current Financial Disclosure Matter Summary (1 DMP)

Show 100 entries                                    Search: _____

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
|  | 14282 | 09/06/2017 | MADOFF BANKRUPTCY TRUSTEE ACTION |  |  |  |  |

### ❓ Archived Financial Disclosure Matter Summary  ⌃

There are currently no archived DMPs.



## Registration Contact Information

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

| | |
|---|---|
| First Name | **MICHAEL** |
| Last Name | **WEISS** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **THIRD FLOOR, 8 CANADA SQUARE** |
| Street Address 2 | **CANARY WHARF** |
| City | **LONDON** |
| Zip/Postal Code | **E145HQ** |
| Country | **UNITED KINGDOM** |
| Phone | **+ 44 207 9914153** |
| Email | **MICHAEL.C.WEISS@HSBC.COM** |



# Enforcement/Compliance Communication Contact Information

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

| | |
|---|---|
| First Name | **MARK** |
| Last Name | **FRITH** |
| Title | **SVP SWAP DEALER COMPLIANCE** |
| Street Address 1 | **8 CANADA SQUARE** |
| Street Address 2 | **3RD FLOOR** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5HQ** |
| Country | **UNITED KINGDOM** |
| Phone | **0044 7996 704 226** |
| Email | **MARK.FRITH@HSBCIB.COM** |

| | |
|---|---|
| First Name | **MICHAEL** |
| Last Name | **WEISS** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **THIRD FLOOR, 8 CANADA SQUARE** |
| Street Address 2 | **CANARY WHARF** |
| City | **LONODN** |
| Zip/Postal Code | **E145HQ** |
| Country | **UNITED KINGDOM** |
| Phone | **0044 207 9914153** |
| Email | **MICHAEL.C.WEISS@HSBC.COM** |



## Membership Information

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

### U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

**THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM**



## Membership Contact Information

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

### Membership Contact

| | |
|---|---|
| First Name | **MARK** |
| Last Name | **FRITH** |
| Title | **SVP SWAP DEALER COMPLIANCE** |
| Street Address 1 | **8 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5HQ** |
| Country | **UNITED KINGDOM** |
| Phone | **0044 7996 704 226** |
| Email | **MARK.FRITH@HSBCIB.COM** |

### Accounting Contact

| | |
|---|---|
| First Name | **DAVID** |
| Last Name | **GRIMSHAW** |
| Title | **REGIONAL COO** |
| Street Address 1 | **8 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5HQ** |
| Country | **UNITED KINGDOM** |
| Phone | **0044 207 991 5626** |
| Email | **DAVID.GRIMSHAW@HSBC.COM** |

**Arbitration Contact**

| | |
|---|---|
| First Name | **MICHAEL** |
| Last Name | **WEISS** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **THIRD FLOOR, 8 CANADA SQUARE** |
| Street Address 2 | **CANARY WHARF** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5HQ** |
| Country | **UNITED KINGDOM** |
| Phone | **+ 44 207 9914153** |
| Email | **MICHAEL.C.WEISS@HSBC.COM** |

**Compliance Contact**

| | |
|---|---|
| First Name | **MARK** |
| Last Name | **FRITH** |
| Title | **SVP SWAP DEALER COMPLIANCE** |
| Street Address 1 | **8 CANADA SQUARE** |
| Street Address 2 | **3RD FLOOR** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5HQ** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 7996 704 226** |
| Email | **MARK.FRITH@HSBCIB.COM** |

**Chief Compliance Officer Contact**

| | |
|---|---|
| First Name | **MICHAEL** |
| Last Name | **WEISS** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **THIRD FLOOR, 8 CANADA SQUARE** |
| Street Address 2 | **CANARY WHARF** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5HQ** |
| Country | **UNITED KINGDOM** |
| Phone | **+ 44 207 9914153** |
| Email | **MICHAEL.C.WEISS@HSBC.COM** |



NFA

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NFA ID 0209445 Enter HSBC BANK PLC

**No information available.**





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# Filing History

Click on the Form Message link to see details.

Entity Profile Information

Entity ID 0209 HSBC BANK PLC

Sponsor ID SPO

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100 entries per page

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| PROCESS DATE | SPONSOR ID | FORM MESSAGE | USER NAME |
|---|---|---|---|
| 2026-01-08 | | FIRM REGULATORY DMP ADDED - 21245 | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - FINANCIAL SUPERVISORY AUTHORITY OF NORWAY - NORWAY | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - BANCO DE PORTUGAL - PORTUGAL | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - FINANCIAL MARKET AUTHORITY - AUSTRIA | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - CZECH NATIONAL BANK - CZECH REPUBLIC | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - FINANCIAL SUPERVISION AUTHORITY - ESTONIA | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTION (ACPR) - FRANCE | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN) - GERMANY | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - BANK OF GREECE - GREECE | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - GUERNSEY FINANCIAL SERVICES COMMISSION - GUERNSEY | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - MAGYAR NEMZETI BANK (THE CENTRAL BANK OF HUNGARY) - HUNGARY | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - THE CENTRAL BANK OF ICELAND - ICELAND | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - ISLE OF MAN FINANCIAL SERVICES AUTHORITY - ISLE OF MAN | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - BANK OF ITALY - ITALY | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - FINANCIAL AND CAPITAL MARKET COMMISSION - LATVIA | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - FINANCIAL MARKET AUTHORITY - LIECHTENSTEIN | FRITHM |

| PROCESS DATE | SPONSOR ID | FORM MESSAGE | USER NAME |
|---|---|---|---|
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - BANK OF LITHUANIA - LITHUANIA | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - NATIONAL BANK OF BELGIUM - BELGIUM | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - BANK OF SPAIN - SPAIN | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - BANQUE DE FRANCE - FRANCE | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - BANK OF SLOVENIA - SLOVENIA | FRITHM |
| 2025-05-29 | | NON-U.S. REGULATOR INFORMATION - DELETED - CENTRAL BANK OF CYPRUS - CYPRUS | FRITHM |
| 2025-05-29 | | ANNUAL REGISTRATION UPDATE FILED | FRITHM |
| 2025-03-28 | | BUSINESS LOCATIONS CHANGED | FRITHM |
| 2024-06-07 | | ANNUAL REGISTRATION UPDATE FILED | CARDOSOP |
| 2024-02-09 | | FIRM REGULATORY DMP ADDED - 19669 | FRITHM |
| 2023-05-19 | | FIRM REGULATORY DMP ADDED - 18986 | FRITHM |
| 2022-06-06 | | FIRM DISCIPLINARY INFORMATION FILED | FRITHM |
| 2022-04-08 | | ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED | FRITHM |
| 2022-04-08 | | BUSINESS LOCATIONS CHANGED | FRITHM |
| 2022-03-03 | | BUSINESS LOCATIONS CHANGED | FRITHM |
| 2022-01-07 | | FIRM REGULATORY DMP ADDED - 18000 | FRITHM |
| 2021-12-17 | | FIRM REGULATORY DMP ADDED - 17963 | FRITHM |
| 2021-10-29 | | BUSINESS LOCATIONS CHANGED | FRITHM |
| 2021-09-29 | | HOLDING COMPANY DELETED FOR ID 0517294 | FRITHM |
| 2020-04-01 | | BUSINESS LOCATIONS CHANGED | PEDREIRABETHENCM1 |
| 2020-04-01 | | ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED | PEDREIRABETHENCM1 |
| 2020-01-23 | | BUSINESS LOCATIONS CHANGED | PEDREIRABETHENCM1 |
| 2019-08-23 | | NON-U.S. REGULATOR INFORMATION UPDATED | PEDREIRABETHENCM1 |
| 2019-08-23 | | U.S. REGULATOR INFORMATION ADDED | PEDREIRABETHENCM1 |
| 2019-08-12 | | NON-U.S. REGULATOR INFORMATION UPDATED | PEDREIRABETHENCM1 |
| 2019-08-12 | | NON-U.S. REGULATOR INFORMATION UPDATED | PEDREIRABETHENCM1 |
| 2019-08-12 | | NON-U.S. REGULATOR INFORMATION UPDATED | PEDREIRABETHENCM1 |
| 2019-08-12 | | NON-U.S. REGULATOR INFORMATION UPDATED | PEDREIRABETHENCM1 |
| 2019-08-12 | | NON-U.S. REGULATOR INFORMATION UPDATED | PEDREIRABETHENCM1 |
| 2019-08-12 | | NON-U.S. REGULATOR INFORMATION UPDATED | PEDREIRABETHENCM1 |
| 2019-08-12 | | NON-U.S. REGULATOR INFORMATION UPDATED | PEDREIRABETHENCM1 |
| 2019-08-12 | | NON-U.S. REGULATOR INFORMATION UPDATED | PEDREIRABETHENCM1 |
| 2019-08-12 | | NON-U.S. REGULATOR INFORMATION UPDATED | PEDREIRABETHENCM1 |
| 2019-08-12 | | NON-U.S. REGULATOR INFORMATION UPDATED | PEDREIRABETHENCM1 |
| 2018-10-18 | | HOLDING COMPANY INFORMATION FILED | LOPICICHR1 |
| 2018-02-20 | | FIRM CRIMINAL MATTER INFORMATION FILED | LOPICICHR1 |
| 2017-10-17 | | FIRM REGULATORY MATTER INFORMATION FILED | LOPICICHR1 |
| 2017-09-06 | | FIRM FINANCIAL MATTER INFORMATION FILED | LOPICICHR1 |
| 2017-09-05 | | FIRM FINANCIAL DISCLOSURE QUESTION J CHANGED | LOPICICHR1 |
| 2017-09-05 | | FIRM FINANCIAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO | LOPICICHR1 |
| 2017-09-05 | | FIRM REGULATORY MATTER INFORMATION FILED | LOPICICHR1 |
| 2017-09-05 | | FIRM REGULATORY MATTER INFORMATION FILED | LOPICICHR1 |
| 2017-09-05 | | FIRM CRIMINAL MATTER INFORMATION FILED | LOPICICHR1 |
| 2017-06-21 | | BUSINESS LOCATIONS CHANGED | LOPICICHR1 |

| PROCESS DATE | SPONSOR ID | FORM MESSAGE | USER NAME |
|---|---|---|---|
| 2017-05-17 | | FIRM REGULATORY MATTER INFORMATION FILED | LOPICICHR1 |
| 2017-05-17 | | FIRM REGULATORY DISCLOSURE QUESTION E CHANGED | LOPICICHR1 |
| 2017-05-17 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO | LOPICICHR1 |
| 2017-05-16 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES | LOPICICHR1 |
| 2017-04-18 | | BUSINESS LOCATIONS CHANGED | DONNELLYD1 |
| 2017-01-20 | | BUSINESS LOCATIONS CHANGED | KIME1 |
| 2017-01-05 | | ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED | DONNELLYD1 |
| 2017-01-05 | | BUSINESS LOCATIONS CHANGED | DONNELLYD1 |
| 2016-04-19 | | BUSINESS LOCATIONS CHANGED | DONNELLYD1 |
| 2016-03-10 | | BUSINESS LOCATIONS CHANGED | KIME1 |
| 2016-01-15 | | ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED | DONNELLYD1 |
| 2016-01-15 | | BUSINESS LOCATIONS CHANGED | DONNELLYD1 |
| 2015-05-14 | | BUSINESS LOCATIONS CHANGED | DYC |
| 2014-12-24 | | FIRM REGULATORY MATTER INFORMATION FILED | BALLISATE |
| 2014-06-06 | | FIRM REGULATORY MATTER INFORMATION FILED | BALLISATE |
| 2014-06-06 | | FIRM REGULATORY MATTER INFORMATION FILED | BALLISATE |
| 2014-06-06 | | FIRM REGULATORY MATTER INFORMATION FILED | BALLISATE |
| 2014-05-23 | | FIRM REGULATORY MATTER INFORMATION FILED | BALLISATE |
| 2014-05-01 | | BUSINESS LOCATIONS CHANGED | VASENDENA1 |
| 2014-04-25 | | BUSINESS LOCATIONS CHANGED | VASENDENA1 |
| 2014-01-28 | | BUSINESS LOCATIONS CHANGED | VASENDENA1 |
| 2014-01-24 | | BUSINESS LOCATIONS CHANGED | VASENDENA1 |
| 2013-05-29 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES | VASENDENA1 |
| 2013-05-29 | | FIRM REGULATORY MATTER INFORMATION FILED | VASENDENA1 |
| 2013-05-13 | | FIRM REGULATORY DISCLOSURE QUESTION I CHANGED | NFRGCZJ |
| 2013-01-14 | | FIRM REGULATORY MATTER INFORMATION FILED | BALLISATE |
| 2013-01-14 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED DOES NOT APPLY | BALLISATE |
| 2013-01-14 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED DOES NOT APPLY | BALLISATE |
| 2013-01-14 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED DOES NOT APPLY | BALLISATE |
| 2012-12-19 | | FIRM APPLICATION FILED | NGAITHEJ |
| 2006-09-19 | | BUSINESS LOCATIONS CHANGED | NFICCDM |
| 2006-09-19 | | BUSINESS LOCATIONS CHANGED | NFICCDM |
| 2004-09-09 | | BUSINESS LOCATIONS CHANGED | NFRGYXC |

Showing 1 to 93 of 93 entries

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